

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2020

Matthew P. Jordan
Chief Financial Officer
RMR Group Inc.
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: RMR Group Inc.**
> **Form 10-K for the Year Ended September 30, 2019**
> **File No. 001-37616**
> **Filed November 22, 2019**

Dear Mr. Jordan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services